UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
___________________

SCHEDULE 13D
(Amendment No.1 )

Under the Securities Exchange Act of 1934

TRANSCEPT PHARMACEUTICALS, INC. (f/k/a Novacea, Inc.)
(Name of Issuer)

Common Stock, par value $.001
(Title of Class of Securities)

89354 M 10 6
(CUSIP Number)

ProQuest Investments II, L.P. 90 Nassau Street, Fifth Floor Princeton, NJ 08542 (609) 919-3560
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 28, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

CUSIP No. 89354 M 10 6	13D	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS ProQuest Investments II, L.P. 22-3764772
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 89354 M 10 6	13D	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS ProQuest Investments II Advisors Fund, L.P. 22-3784567
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 89354 M 10 6	13D	Page 4 of 9 Pages

1		NAME OF REPORTING PERSONS ProQuest Associates II LLC 22-3764735
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 89354 M 10 6	13D	Page 5 of 9 Pages

1		NAME OF REPORTING PERSONS Jay Moorin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 89354 M 10 6	13D	Page 6 of 9 Pages

1		NAME OF REPORTING PERSONS Alain Schreiber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 89354 M 10 6	13D	Page 7 of 9 Pages

Introduction.

This Amendment No. 1 amends the Schedule 13D filed on May 24, 2006 by the Reporting Persons (as defined below) with respect to the items contained herein.

Item 1.  Security and Issuer.

This Schedule 13D, as amended, relates to the common stock $0.001 par value per share (“Common Stock”), of Transcept Pharmaceuticals, Inc. (f/k/a Novacea, Inc.), a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 1003 W. Cutting Blvd., Suite 110, Pt. Richmond, California 94804.

Item 5.  Interest in Securities of the Issuer.

The percentages herein are calculated based upon the 13,373,796 shares of Common Stock issued and outstanding as of November 11, 2009 as reported on the Issuer’s Quarterly Report for the fiscal quarter ended September 30, 2009 filed with the Securities and Exchange Commission by the Issuer on November 16, 2009.

On May 15, 2006, (i) 279,364 shares of Series A-1 and Series A-2 Preferred Stock were converted into Common Stock, of which (a) all may be deemed to be beneficially owned by Moorin, Schreiber and Associates II and (b) 267,994 are owned by Investment II and 11,370 are owned by Advisors Fund; (ii) 435,539 shares of Series B Preferred Stock were converted into Common Stock, of which (a) all may be deemed to be beneficially owned by Moorin, Schreiber and Associates II and (b) 417,813 are owned by Investments II and 17,726 are owned by Advisors Fund; and (iii) 476,393 shares of Series C Preferred Stock were converted into Common Stock, of which (a) all may be deemed to be beneficially owned by Moorin, Schreiber and Associates II and (b) 457,005 are owned by Investments II and 19,388 are owned by Advisors Fund.  All preferred stock was convertible on a 1-for-1 basis.

On May 15, 2006, in connection with the IPO, 384,615 shares of Common Stock were purchased for $6.50 per shares, all of which may be deemed to be beneficially owned by Moorin, Schreiber and Associates II and of which 368,961 of which are owned by Investments II and 15,654 are owned by Advisors Fund.

On May 9, 2006, stock options were granted to Moorin for 12,500 shares at an exercise price of $6.50 per share, which options are immediately exercisable.

In September 2007, Moorin concluded his service as a member of the Issuer’s Board of Directors, and any remaining stock options awarded to Moorin terminated in accordance with their terms. During the period August 3-28, 2009, the Reporting Persons sold all of the shares of Common Stock owned by them in open market transactions for prices ranging from $8.79 to $10.17

CUSIP No. 89354 M 10 6	13D	Page 8 of 9 Pages

per share. Thereafter and currently, the Reporting Persons beneficially own  no securities of the Issuer.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the reporting persons, or between the reporting persons and any other person, with respect to securities of the issuer.

Item 7.  Material to be filed as Exhibits.

24.1	Power of Attorney (previously filed)

99.2	Joint Filing Agreement (previously filed)

CUSIP No. 89354 M 10 6	13D	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 9, 2010

ProQuest Investments II, L.P.
By: ProQuest Associates II LLC, as General Partner
By:/s/ Pasquale DeAngelis Pasquale DeAngelis, Managing Member

ProQuest Investments II Advisors Fund II, L.P.
By: ProQuest Associates II LLC, as General Partner
By:/s/ Pasquale DeAngelis Pasquale DeAngelis, Managing Member

ProQuest Associates II LLC
By:/s/ Pasquale DeAngelis Pasquale DeAngelis, Managing Member
* Jay Moorin, individually
* Alain Schreiber, individually
*By:/s/ Pasquale DeAngelis
Pasquale DeAngelis, Attorney-in-Fact Power of attorney filed as an exhibit hereto